Good Beer Hunting LLC
Financial Statements
For the Years Ended December 31, 2018, 2019, 2020 and
For the Six Months Ended June 30, 2021

Good Beer Hunting LLC
Balance Sheets
As of December 31, 2018, 2019 and 2020 and
June 30,2021

	12/31/2018	12/31/2019	12/31/2020	6/30/2021
ASSETS				
Current Assets				
Bank Accounts	$ 124,496	$ 18,093	$ 23,306	$ 137,664
Accounts Receivable (net of				
allowance for doubtful accounts)	196,262	169,031	144,822	161,117
Prepaid Expenses	7,238	7,785	7,398	3,837
Total Current Assets	327,996	194,909	175,526	302,618
Fixed Assets, net of depreciation	-	-	462	462
TOTAL ASSETS	327,996	194,909	175,988	303,080
LIABILITIES AND MEMBERS' EQUITY				
Liabilities				
Current Liabilities				
Accounts Payable	20,307	16,458	22,930	16,797
Credit Cards	24,032	11,067	5,795	960
Deferred Revenue	-	31,100	-	-
Other Current Liabilities	26,533	5,004	15,405	11,860
Total Current Liabilities	70,872	63,629	44,130	29,616
Long-Term Liabilities				
Payroll Protection Program Loan	-	-	71,100	82,559
Deferred Rent	10,158	11,943	10,210	9,025
Total Liabilities	81,030	75,572	125,440	121,200
Members' Equity	246,966	119,337	50,548	181,880
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 327,996	$ 194,909	$ 175,988	$ 303,080

Good Beer Hunting LLC
Statements of Income
and Changes in Members' Equity
For the Years Ended December 31, 2018, 2019, 2020 and
For the Six Months Ended June 30, 2021

| | Years Ended December 31, | | | Six Months Ended June 30, |
	2018	2019	2020	2021
Income				
4005 Consulting Services	$ 997,841	$ 678,145	$ 633,834	$ 319,650
4010 Advertising Sales	29,700	40,267	2,479	15,000
4015 Product Sales	33,045	89,813	56,249	41,426
4020 Subscription Fees	27,363	19,723	33,675	15,380
4025 Event Sponsorships	27,515	54,170	68,350	-
4030 Reimbursable Expenses	47,092	(13,791)	3,767	5,670
4100 Discounts given	-	(7,059)	-	-
Total Income	1,162,556	861,268	798,354	397,127
Cost of Goods Sold				
5005 Cost of labor - COS	263,343	74,417	180,092	72,272
5010 Subcontractors - COS	234,202	271,902	257,713	128,565
5015 Supplies & Materials - COGS	36,521	24,762	14,786	2,875
5020 Other Costs - COS	-	5,094	-	-
Cost of Goods Sold	264	-	250	-
Freight & delivery - COS	-	-	3,067	-
Total Cost of Goods Sold	534,330	376,175	455,908	203,711
Gross Profit	628,226	485,093	342,446	193,416
Operating Expenses				
6005 Advertising	2,166	7,138	3,019	1,279
6006 Promotional	3,279	-	644	-
6010 Auto Expenses	4,051	6,690	8,385	603
6015 Bank Charges	972	1,841	961	532
6017 Charitable Contributions	-	3,175	7,180	-
6020 Commissions & fees	-	70	3	-
6025 Depreciation Expense	18,128	6,855	-	-
6030 Dues & Subscriptions	1,514	3,491	6,645	7,392
6035 Entertainment	41	2,199	50	800
6037 Events	-	6,000	-	-
6040 Insurance	3,557	12,603	11,124	3,713
6045 Interest Expense	-	1,593	2,495	627
6050 Legal & Professional Fees	18,397	18,907	27,426	6,862
6055 Meals and Entertainment	54,764	24,679	8,717	417
6060 Office Expenses	11,287	21,097	8,955	2,280
6065 Parking	316	441	120	20
Payroll Expenses	60,216	175,014	72,521	27,009
6085 Rent or Lease	30,367	34,637	31,910	18,471
6090 Repair & Maintenance	-	3,279	-	552
6100 Shipping and delivery expense	17,497	8,278	4,180	2,124
6105 Software	14,893	9,725	9,781	9,269
6110 Square Expense	-	1,830	-	-
6115 Taxes & Licenses	1,857	320	30,154	400
6120 Travel	65,156	20,443	10,500	5,680
6125 Travel Meals	11,299	1,300	283	-

Good Beer Hunting LLC
Statements of Income
and Changes in Members' Equity
For the Years Ended December 31, 2018, 2019, 2020 and
For the Six Months Ended June 30, 2021

| | Years Ended December 31, | | | Six Months Ended June 30, |
	2018	2019	2020	2021
6135 Utilities	8,007	6,529	6,252	2,943
6145 Website	1,077	580	1,092	1,974
Bad Debts	14,500	(5,500)	39,600	8,900
IL Unemployment	-	-	-	402
Non Deductible Expenses	4,591	-	-	
Payroll Processing Fees	-	-	-	1,320
Training/Seminars	-	-	585	-
Uncategorized Expense	149	-	-	-
Total Operating Expenses	348,082	373,214	292,581	103,567
Net Operating Income	280,144	111,880	49,865	89,849
Other Income				
Forgivable Debt	-	-	-	71,100
Other Portfolio Income	-	-	130	-
Total Other Income	-	-	130	71,100
Other Expenses				
8005 Miscellaneous	-	4,508	72	-
Total Other Expenses	-	4,508	72	-
Net Other Income (Expenses)	-	(4,508)	58	71,100
Net Income	280,144	107,372	49,923	160,949
Members' Equity, Beginning of Year	140,006	246,966	119,337	50,548
Member Distributions	(173,184)	(235,001)	(118,712)	(29,617)
Members' Equity, End of Period	$ 246,966	$ 119,337	$ 50,548	$ 181,880

No assurance is provided. See selected information.

Good Beer Hunting LLC
Statements of Cash Flows
For the Years Ended December 31, 2019 and 2020 and
For the Six Months Ended June 30, 2021

	12/31/2019	12/31/2020	6/30/2021
CASH FLOWS FROM OPERATING ACTIVITIES			
Net Income	$ 107,372	$ 49,923	$ 160,949
Adjustments to Reconcile Net Income to Net Cash			
Provided (Used) by Operating Activities			
Bad Debt Expense	(5,500)	7,100	8,900
Deferred Rent	1,785	(1,733)	(1,185)
(Increase) Decrease in:			
Accounts Receivables	32,730	17,109	(25,195)
Prepaid Expenses	(547)	387	3,561
Increase (Decrease) in:			
Accounts Payable and Credit Cards Payable	(16,814)	1,200	(10,968)
Deferred Revenue	31,100	(31,100)	
Other Current Liabilities	(21,528)	10,401	(3,545)
Net Cash Provided (Used) by Operating Activities	128,598	53,287	132,516
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchases of Machinery and Equipment	-	(462)	-
Net Cash Used by Investing Activities	-	(462)	-
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from Payroll Protection Loan		71,100	11,459
Member Distributions	(235,001)	(118,712)	(29,617)
Net Cash Provided by (Used in) Financing Activities	(235,001)	(47,612)	(18,158)
Increase (Decrease) in Cash	(106,403)	5,213	114,358
Cash - Beginning of Year	124,496	18,093	23,306
CASH - END OF PERIOD	$ 18,093	$ 23,306	$ 137,664

Good Beer Hunting, LLC
Selected Information
For the Years Ended December 31, 2018, 2019 and 2020 and
For the Six Months Ended June 30, 2021

The accompanying financial statements include the following departures from Accounting Principles Generally Accepted in the United States of America:

1. The financial statements omit substantially all of the disclosures accounting principles generally accepted in the United States of America.
2. The current portion of deferred rent has not been reclassified as a current liability.

The effects of these departures have not been determined.